Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

WNS (HOLDINGS) LIMITED

September 27, 2017

GO GREEN

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Please sign, date and mail

your proxy card in the

envelope provided so that

your vote is received on or

before 10:00 a.m. on

September 20, 2017.

i  Please detach along perforated line and mail in the envelope provided.  i

⬛ 00033333330000000000 7	092717

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL THE PROPOSALS.

RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON SEPTEMBER 27, 2017.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

				FOR	AGAINST	ABSTAIN
		1	Adoption of annual audited accounts of the Company for the financial year ended March 31, 2017	☐	☐	☐
		2	Re-appointment of Grant Thornton India LLP as the auditors of the Company	☐	☐	☐
		3	Approval of auditors’ remuneration for the financial year ending March 31, 2018	☐	☐	☐
		4	Re-election of Mr. Keshav R. Murugesh as a Class II Director of the Company	☐	☐	☐
		5	Re-election of Mr. Michael Menezes as a Class II Director of the Company	☐	☐	☐
		6	Re-election of Mr. Keith Haviland as a Class II Director of the Company	☐	☐	☐
7

Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2018

				☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ∎	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	∎